March 19, 2008

William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Lazare Kaplan International Inc.
Form 10-K for the fiscal year ended May 31, 2007
File Date: August 29, 2007
File No. 1-7848*

Dear Mr. Thompson:

We respond as follows to the Staff’s comments received on February 7, 2008 relating to the above-captioned Annual Report on Form 10-K. As previously agreed in a telephone conversation with your office, our response is hereby submitted on or before March 22, 2008. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Question #1 - General
We note that you issued a press release and held an earnings call on January 11, 2008 with respect to your results of operations for the quarterly period ended November 30, 2007. However, you did not file Form 8-K under Item 2.02 and the event was not disclosed in Item 5 of Part II of Form 10-Q filed on January 15, 2008. In such circumstances, please furnish Form 8-K regarding the public earnings announcement or disclose the event in the periodic report filed under the Exchange Act within 4 business days of the event. Refer to the General Instructions and Item 2.02 of Form 8-K and to the Division of Corporation Finance Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004 available on our web site at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

Response to Question #1

The Company’s practice has been to host (by phone and over the internet) quarterly conference calls with shareholders. These calls are announced in advance by means of a press release transmitted though a major financial wire service. Conference calls are available for replay on the internet for a period of approximately one week.

In response to the Staff’s question regarding the filing of Form 8-K under Item 2.02 and disclosure in Item 5 of Part II of Form 10-Q, the Company filed form 8-K with the U.S.

* Certain portions of this letter have been omitted pursuant to a request for confidential treatment.

Securities and Exchange Commission of February 19, 2008. In its filing the Company stated, in relevant part, that “On January 11, 2008, Lazare Kaplan International Inc. (the “Company”) announced its financial results for the three months ended November 30, 2007.” A copy of the press release announcing its financial results was attached thereto as Exhibit 99.1.

Prospectively, within four business days of issuing its press release the Company will file Form 8-K regarding its public earnings announcement or disclose the event in Item 5 of Part II of Form 10-Q.

Question #2 – Item 7A. Quantitive and Qualitative Disclosure About Market Risks
Please provide the quantitative information about market risk required by paragraph (a)(1) of Item 305 of Regulation S-K.

Response to Question #2

In future filings the Company will enhance its disclosure regarding debt obligations. The Company will quantify obligations by type and include the weighted interest rates applicable for each obligation type. The following disclosure would have been included as follows for the Fiscal 2007 Annual Report:

I Debt and Interest Rate Risk

At May 31, 2007 and 2006, the Company had borrowings of $121.6 million and $112.1 million outstanding under various revolving credit agreements. Under its agreements, the Company may pay down and re-draw borrowings during the year at any time. The interest rates on these borrowings are variable and accordingly interest expense is impacted by both changes in interest rates and the level of outstanding borrowings. Increases in interest expense resulting from an increase in interest rates could adversely impact the Company’s results of operations. The Company’s policy is to take actions that would mitigate such risk when appropriate. These actions include staggering the term and rate of its borrowings to match anticipated cash flow.

	($000's)	2007		2006
		Amount	Wghtd	Amount	Wghtd
	Debt Catgory	Outstanding	Avg Rate	Outstanding	Avg Rate
	Revolving Credit Agreements:
(a)	Short Term Rates	$67,000	7.02%	$67,200	6.21%
(b)	Libor - 90 Days	53,536	6.96%	40,769	6.84%
(c)	Short Term Rates - Japanese Libor	1,060	1.69%	4,176	1.30%
	Total	$121,596	6.95%	$112,145	6.25%

(a)

Borrowings bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above selected short-term LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company.

(b)	Borrowings are based on the 90 day LIBOR rate plus 160 basis points and are reset daily.
(c)	Borrowings bear interest at 1% above the selected short-term Japanese LIBOR.

The Company believes that a 100 basis point increase in market interest rates occurring on May 31, 2007, would result in an increase in interest expense of approximately $0.8 million.

II Foreign Currency Risk

The Company’s foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company’s subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan Inc. is the Japanese yen and, as of May 31, 2007 and 2006, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan Inc. in the amount of $(766,000) and $(425,000) respectively, which are shown as a component of stockholders’ equity in the accompanying balance sheets.

III Commodity Risk

     The principal commodity risk for the Company relates to market price fluctuations in diamonds and precious metals. The Company seeks to pass along price increases to its customers to mitigate this risk. The Company currently does not purchase or sell financial instruments for the purpose of hedging commodity risk.

Question #3 – Item 9A. Controls and Procedures
You state that your management evaluated the effectiveness of the design and operation of [your] disclosure controls and procedures (as defined in the Exchange Rule 13a-15(e) and 15d-(15(e) to the Securities and Exchange Act of 1934). However, your principal executive and financial officers concluded that your disclosure controls and procedures are effective in reaching a reasonable level of assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Securities Exchange of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Please also state, if true, whether the same officers concluded that your controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is accumulated and communicated to [your] management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Also revise to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Question #3.

The Company will revise the language associated with Item 9a in future disclosures as follows:

Item 9A. Controls and Procedures

     The Company, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) to the Securities and Exchange Act of 1934) as of the end of the period covered by this report. The purpose of disclosure controls and procedures is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.

     The principal executive officer and principal financial officer also conducted an evaluation of internal control over financial reporting (“Internal Control”) to determine whether any changes in Internal Control occurred during the quarter ended May 31, 2007 that may have materially affected or which are reasonably likely to materially affect Internal Control. Based on that evaluation, there has been no change in the Company’s internal controls over financial reporting during the quarter ended May 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal controls over financial reporting.

Question #4 – Item 15 Exhibits and Financial Statement Schedules
We note that you have not yet amended the filing to file Exhibit 23.1, Consent of BDO Seidman, LLP. Please do so.

Response to Question #4

The Company is required under Regulation SX Rule 1-02 (w) to include audited financial statements of two joint venture entities which the Company accounts for under the equity method. Both entities operate internationally and audited financials are not yet available. We have been informed that the Consent of BDO will be issued upon receipt and review of the audited joint venture financials which the Company expects will be available for filing together with its annual report on Form 10-K for the fiscal year ended May 31,

2008. The Company intends to promptly file the Consent of BDO Seidman, LLP upon receipt.

Question #5 - Item 15 Exhibits and Financial Statement Schedules
Please confirm that the inclusion of the titles of your Chief Executive Officer (CEO) and Chief Financial Officer (CFO) was not intended to limit the capacity in which such individuals provided the certifications. Please revise to eliminate the references to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response to Question #5

The Company hereby confirms that the inclusion of the titles of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO) was not intended to limit the capacity in which such individuals provided the certifications. Prospectively, the Company will eliminate the CEO and CFO titles in the introductory paragraph of the certifications.

Question #6 – MD&A – Liquidity – Capital Resources
Please revise to provide a discussion for the three year period covered by the financial statements. In doing so, please clarify your disclosure of usage of cash flow from operations to address the reduction in sales during 2007 and the significant changes in operating assets and liabilities for each year presented.

Response to Question #6

The Company will revise future disclosure to address each of the three year periods covered by its financial statements, and further address significant changes in assets and liabilities. Revised disclosure for 2007 would incorporate the following revised excerpt:

     The Company used $9.3 million, $33.7, and $22.5 million of cash flow from operations in 2007, 2006 and 2005, respectively. The Company’s usage of cash flow from operations, funded by an increase in borrowings, was primarily used to expand its direct inventory sourcing capabilities in Southern Africa, fund an increase in receivables and invest in expanding joint venture operations in Angola and South Africa.

     The primary sources and uses of operating cash flow by the Company during three year period ended May 31, 2007 relate to the purchase and sale of diamonds.

     Rough diamond buying operations commonly involve the commitment of significant monies for opportunistic purchases of groups of diamonds. Rough trading requires accumulation, sorting and aggregation of purchases for resale, generally in large volume transactions. The timing of sales depends on both the Company’s ability to source adequate quantities of similar categories of diamonds and the balance of supply and demand in the broader market.

     By comparison, polished diamond operations involve a substantially longer holding period during which the Company manufactures grades and sells individual diamonds to customers, generally in transactions involving a relatively small number of diamonds.

     Payment for rough diamonds which the Company sources directly from producers are generally required to be made at, or prior to, title transfer. Open market purchases of both rough and polished diamonds, which the Company uses to supplement its inventories, are generally paid for over time base on negotiated terms.

     As a result of the foregoing, the Company’s cash flow and changes in operating assets and liabilities can vary significantly between fiscal periods depending on the source, mix and timing of diamond purchases made by the Company.

     At May 31, 2007 accounts receivable were $134.0 million compared to $91.4 million at May 31, 2006. The increase in accounts receivable reflects the timing of sales and longer payment terms during the later part of 2007 which the Company granted in connection with foreign rough trading. Additionally, the Company’s U.S. based retail customers were generally slower to remit payments, reflecting a general softness in the U.S. polished diamond markets during 2007.

     The combined effect of the foregoing more than offset the reduction in accounts receivable resulting from overall lower fourth quarter sales activity.

     During 2007 inventory was reduced by $21.0 million reflecting lower levels of both polished and rough diamonds. The reduction in polished diamond inventory primarily reflects efforts by the Company to reduce inventory carrying costs. Reduced levels of rough diamonds were primarily attributable to the timing of purchases.

     During 2007 accounts payable and other current liabilities increased approximately $19.9 million primarily reflecting the timing of payments made by the Company.

     During 2006 accounts receivable and inventory increased $4.4 million and $8.5 million respectively over prior year amounts. These increases primarily reflect increased sales volume during the year.

     At May 31, 2006 accounts payable and other current liabilities were $55.8 million reflecting a decrease during the year of $21.5 million. This decrease primarily reflects a reduction in amounts advanced by third parties in connection with the purchase, manufacture and sale of inventory as compared to May 31, 2005.

Question #7 – Consolidated Balance Sheets
Please revise to present a separate line item for your investments in equity method investees. Refer to paragraph 19.c. of APB 18.

Response to Question #7

The Company acknowledges that APB #18 indicates that a company’s investment in common stock of equity method investees should be shown in the balance sheet of an investor as a single amount. However, at May 31, 2007 the Company’s investment in equity method investees represented less than 2% of total assets. Accordingly, under Regulation S-X Rule 5-02 it was not shown separately on the Company’s balance sheet, but rather combined with other non current assets under the caption “Other Assets”.

Question #8 – Consolidated Statement of Cash Flows
Please tell us why it is appropriate to report cash receipts and payments related to long-term debt obligations on a net basis together with receipts and payments related to credit lines that qualify for net reporting. Please address the criteria in paragraphs 11 – 13 of SFAS 95 in your response.

Response to Question #8

All of the Company’s credit lines are “revolving lines of credit” pursuant to which it may pay down and re-draw borrowings at any time. Certain of these lines are “committed” for a period in excess of one year. As a result, borrowings under these lines may be classified as noncurrent. Historically, the Company has viewed the revolving feature of its long-term lines of credit as providing an appropriate basis for reporting cash receipts and payments on a net basis together with receipts and payments under its revolving credit lines that are payable on demand.

In future filings the Company will amend its cash flows reporting to separately reflect gross cash receipts and payments related to long-term debt obligations where the original maturity date of the borrowing is more than three months.

Question #9 – Geographic Segment Information
For each geographic area, please disclose interest expense, depreciation, equity in net income of investees accounted for by the equity method, and the amount of investment in equity method investees. Refer to paragraphs 27 and 28 of SFAS 131.

Response to Question #9

In future filings the Company’s segment disclosure will be expanded to separately disclose interest expense, depreciation, income in equity method investees, and related investment in equity method investees.

Question #10 – Investments in Unconsolidated Joint Ventures
Please disclose the detailed information required by paragraph 20 of APB 18 regarding your equity method investments.

Response to Question #10:

The Company’s disclosures related to equity method investees are disclosed under the headings of “Critical Accounting Policies”, Note 1 – m. Equity Investments, and Note 10 “Investments in Unconsolidated Joint Ventures”.

In future filings the Company will enhance its disclosures relating to equity method investees to include the names and percentage ownership for each significant investee.

Question #11 – Investments in Unconsolidated Joint Ventures
Please provide us your significance tests under Rule 3-09 of Regulation S-X for each of your equity method investments for each period presented. Please ensure that any impairment write-down or other activity related to each investment is included in your significance computations and is clearly identified. Also tell us the fiscal year end of each equity method investee and whether it is a foreign business. If you believe separate financial statements are required for one or more of your equity method investments, please tell us the applicable due date of such financial statements under Regulation S-X and when you plan to amend your Form 10-K to file such financial statements.

Response to Question #11

The significance test Under Rule 3-09 has been provided as EXHIBIT A attached hereto. It is noted that there were no impairment write-downs included in the results of equity investees.

The following equity investee results were included in the Company’s financial statements:

Equity Method Investee	Fiscal Year End	Comments
Gulfdiam DMCC	Dec 31	Foreign business
Gemang Diamantes Angola Ltd.	Dec 31	Foreign business
Bellataire LLC / Bellataire International LLC	May 31	U.S. Corporation with foreign
subsidiary and international
operations
Nozala Diamonds (Proprietary) Ltd.	May 31	Foreign business

The Company believes separate financial statements are required for the Gulfdiam and Bellataire joint ventures. Under Regulation S-X the audited financial statements of Gulfdiam for the year ended December 31, 2006 and Bellataire for the year ended May

31, 2007 were due to be filed together with the Company’s filing on Form 10-K for the year ended May 31, 2007.

The Company anticipates receiving the audited financial statements for these entities prior to filing its Form 10-K for the year ended May 31, 2008. The Company intends to file the audited financial statements upon their availability.

Question #12 - Investments in Unconsolidated Joint Ventures
Please tell us how you computed the amount shown on your statements of operations for equity in loss of joint ventures for fiscal year 2006. Based on the amount of combined pre-tax loss of unconsolidated joint ventures for fiscal year 2006, we assume the amount reported on the statements of operations includes impairment or other charges in addition to your proportional share of equity method losses. If this is not the case, please advise in detail. Additionally, please revise Management’s Discussion and Analysis to explain the reasons for significant changes year over year in the reported amount of equity method income and losses. We may have further comment.

Response to Question 12:

The Company computed the amount shown on its statements of operations for equity in loss of joint ventures for fiscal 2006 based on its proportional share of income / (loss) from unconsolidated joint ventures. In making its calculation the Company relied on financial statements provided by or prepared based on schedules and supporting documentation obtained from such ventures.

The amounts reported on the statements of operations do not include any impairment or other charges in additional to the Company’s share of equity method losses. Operating losses incurred by certain of the joint venture entities were primarily related to the start up nature of such ventures. Accordingly, the Company made the following statement in the MD&A section of its fiscal 2006 Form 10-K:

Equity in (Income)/Loss of Joint Ventures

During 2006, the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company’s share of initial operations aggregated a loss of approximately $0.5 million.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,

/s/ William H. Moryto

William H. Moryto
Vice President and Chief Financial Officer

EXHIBIT A

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